INVESTMENT MANAGERS SERIES TRUST III

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 30, 2024

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust III (formerly, FPA Funds Trust) (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-276290)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Brian Szilagyi of the staff of the Securities and Exchange Commission (the “Staff”) by telephone on January 4, 2024, and by Ms. Lisa Larkin of the staff of the Commission by telephone on January 25, 2024, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the FPA Global Equity ETF (the “Acquired Fund”), a series of Northern Lights Fund Trust III, into the FPA Global Equity ETF (the “Acquiring Fund”), a series of the Registrant. The Acquired Fund and the Acquiring Fund are referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, will be reflected in the proxy statement and prospectus that will be filed via EDGAR on or about January 29, 2024. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Registrant acknowledges the Staff’s comment.

2.	Please confirm in your written response that the comments given on the Registrant’s Registration Statement on Form N-1A (the “N-1A Registration Statement”) to register the new shell fund will be incorporated into the Registration Statement, as applicable.

Response: The Registrant so confirms.

3.	Please confirm in your written response that the Registrant’s N-1A Registration Statement for the Acquiring Fund will be effective prior to filing the definitive version of the Registration Statement in order to comply with the incorporation by reference requirements of Form N-14.

Response: The Registrant confirms the N-1A Registration Statement for the Acquiring Fund went effective on January 26, 2024.

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Combined Information Statement/Prospectus

4.	Please confirm that the fees shown in the Fund’s Fees and Expenses Table represent current fees in accordance with Item 3 of Form N-14.

Response: The fees shown in the Funds’ Fees and Expenses Table are based on the Funds’ expenses as reported in the September 30, 2023, annual shareholder report. Please see Exhibit A attached.

5.	Please confirm in your written response that the potential recapture of the previously waived expenses is accurately reflected in the pro forma column.

Response: The Registrant so confirms.

6.	In your written response, please disclose the primary drivers for the differences in fees under “Other Expenses” for the Funds.

Response: The “Other Expenses” for the Acquiring Fund are expected to be lower than those of the Acquired Fund primarily due to the Acquiring Fund benefiting from the economies of scale driven by joining the FPA funds family on the Investment Managers Series Trust III platform.

7.	In the Fees and Expenses Table, the total annual operating expenses for the Acquired Fund reflects 1.18% before waivers, whereas the total annual operating expenses for the Acquired Fund in the annual report to shareholders dated September 30, 2023 reflects 1.17%. Please explain this difference.

Response: The Registrant has reviewed the total annual operating expenses for the Acquired Fund and has revised it to reflect 1.17%. Please see Exhibit A attached.

8.	Please move the discussion of the Funds’ principal risks immediately following the synopsis in accordance with Items 3(b) and 3(c) of Form N-14.

Response: The Registrant has made the requested revision.

9.	Under “Comparison of Principal Investment Risks” there are a few instances where language appears to be cut off. Please correct to reflect the full disclosure.

Response: The Registrant has made the requested revisions.

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10.	In the table shown on page 27 under the section “Comparison of Investment Advisory Agreements,” please move the asterisk to the column which states “Amount Subject to Recoupment by Advisor” and update the amount subject to recoupment by the Advisor for 2022 to reflect $219,057.

Response:  The Registrant has revised the table as follows:

	Advisory Fees Accrued	Advisory Fees (Reduced) or Reimbursed	Advisory Fees Retained by Advisor	Amount Subject to Recoupment by Advisor
For the fiscal year ended September 30, 2023	$226,889	$222,147	$4,742	$222,147	*
For the fiscal year ended September 30, 2022	$86,986	$86,986	$0	$219,057	*

*During the year ended September 30, 2023 and the period ended September 30, 2022, the Advisor reimbursed $0 and $132,071 in expenses, respectively, in addition to the advisory fees reimbursed in the table above.

11.	Under “Federal Income Tax Consequences” it states that the Acquiring Fund will succeed to and take into account any capital loss carryforwards of the Acquired Fund. Please disclose the amounts of any capital loss carryforwards and the ability to carry forward the losses indefinitely as of the most recently practicable date.

Response: The Registrant has added the following disclosure:

At September 30, 2023, the Acquired Fund had capital loss carryforwards that are not subject to expiration for federal income tax purposes available to offset future capital gains as follows:

Short-Term	Long-Term	Total
$198,743	$—	$198,743

12.	Under “Performance Information” please state who is the accounting survivor.

Response: The Registrant has revised the disclosure as follows:

If the Reorganization is approved, the Acquiring Fund will assume the performance and accounting history of the Acquired Fund.

Appendix B

13.	On page B-9 it states “[d]uring the period ended September 30, 2023, the Predecessor Fund paid an aggregate percentage of its average net assets to the Advisor of 0.01% (after fee waivers and reimbursements).” The Staff believes this should be 0.02% which reflects the gross fee minus the waivers. Please explain how 0.01% was derived.

Response: The Registrant believes 0.01% to be correct. As outlined in the table shown on page 27 under the section “Comparison of Investment Advisory Agreements,” $4,742 in advisory fees were retained by the advisor for the year ended September 30, 2023. Over that same time period the average net assets of the Fund were $32,421,803. $4,742 divided by $32,421,803 is 0.0146%, which rounds to the 0.01% figure currently stated on page B-9 of the Registration Statement.

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Appendix C

14.	In the Financial Highlights, please make the following revisions:

(i)	update the column “Period Ended September 30, 2023” to reflect “Year Ended September 30, 2023;

(ii)	update references to reflect year/period where applicable;

(iii)	net investment income for the Period Ended September 30, 2022 should be 0.28;

(iv)	place all footnotes in parentheses; and

(v)	correct footnote 3 change “investment” to “reinvestment.”

Response: The Registrant has made the requested revisions.

Appendix D

15.	Please change the heading to read “Appendix D – Supplemental Financial Information.”

Response: The Registrant has made the requested revision.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

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Exhibit A

The following shows the fees and expenses for the Acquired Fund based on the Acquired Fund’s assets as of September 30, 2023. Only pro forma information is provided for the Acquiring Fund because it will not commence operations until the Reorganization is completed. As the Acquiring Fund has not yet commenced operations as of the date of this Proxy Statement, the Other Expenses shown for the Acquiring Fund are estimates.

Fees and Expenses
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Acquired Fund	Acquiring Fund (Pro forma)
Management Fees	0.70%	0.70%
Distribution (Rule 12b-1) Fees	None	None
Other Expenses	0.47%	0.40%[1]
Total Annual Fund Operating Expenses	1.17%	1.10%
Fee Waiver and Expense Reimbursement	(0.68)%[2]	(0.61)%[3]
Total Annual Fund Operating Expenses	0.49%	0.49%

[1]	“Other Expenses” for the Acquiring Fund have been estimated for the current fiscal year. Actual expenses may differ from estimates.

[2]	FPA has contractually agreed to limit Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes, and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the advisor)), to 0.49% of the Acquired Fund’s average daily net assets through January 31, 2026. FPA may recoup any operating expenses in excess of these limits from the Acquired Fund within three years if such recoupment can be achieved within the lesser of the foregoing expense limits and the expense limits in place at the time of recoupment. This agreement may be terminated by the Board of Trustees of Northern Lights Fund Trust only on 60 days’ written notice to FPA.

[3]	FPA has contractually agreed to limit Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes, and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the advisor)), to 0.49% of the Acquiring Fund’s average daily net assets through January 31, 2026. These fee waivers and expense reimbursements are subject to possible recoupment by FPA from the Acquiring Fund within three years if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. In addition, FPA may seek reimbursement from the Acquiring Fund of fees waived or payments made by FPA to the Acquired Fund prior to the Acquired Fund’s reorganization for a period ending three years after the date of the waiver or payment if such recoupment can be achieved within the lesser of the foregoing expense limit and the expense limits in place at the time of the recoupment. This agreement may only be terminated before its expiration date by the IMST Trust Board.

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Example

The Example below is intended to help you compare the cost of investing in the Acquired Fund with the cost of investing in the Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in each Fund and then sell all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses and Net Expenses remain as stated in the previous table and that distributions are reinvested. The example reflects each Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you sell your shares:

	One Year	Three Years	Five Years	Ten Years
Acquired Fund	$50	$233	$508	$1,295
Acquiring Fund (Pro forma)	$50	$225	$484	$1,227

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